

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via e-mail:
Mr. John J. Stephens
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

> **Re: AT&T Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 3, 2012**
> **Form 8-K filed January 26, 2012**
> **File No. 1-8610**

Dear Mr. Stephens:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 8

Equipment failures, natural disasters, computer hacking and terrorist attacks may materially adversely affect our operations

1. We note your disclosure that computer hacking or other breaches of network or IT security that affect your wireline and wireless networks could have a material adverse effect on your operations. We also have read several reports of various cyber attacks

directed at the company. If, in fact, you have experienced cyber attacks, security breaches or other similar events in the past, beginning with your next Form 10-Q, please state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Exhibit 13

Notes to Consolidated Financial Statements

Note 6. Goodwill and Other Intangible Assets, page 47

2. We note that in 2011 you recorded a $2,745 million goodwill impairment in the Advertising Solutions segment and also reclassified $1,927 million of goodwill from the Advertising Solution segment to the Wireline segment. Tell us in more detail your basis for reallocating the $1,927 million goodwill to the Wireline segment and why such reclassification was made at the same date you recorded the $2,745 million impairment.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Consolidated Financial Statements (unaudited)

Note 1 Preparation of Interim Financial Statements

Basis of Presentation, page 7

3. We note that in May 2012 you completed the sale of the Advertising Solutions segment to an affiliate of Cerberus for $750 in cash, $200 note and a 47% interest in the new entity, YP Holdings. Tell us how you determined the fair value of YP Holdings. Also tell us whether you recognized a gain or loss on the sale.

Form 8-K filed January 26, 2012

Exhibit 99.2

Non-GAAP Financial Reconciliations

4. We note that the non-GAAP measures labeled Net Debt-to-Adjusted EBITDA Ratio, Adjusted Operating Income Margin and Adjusted Diluted EPS eliminates charges attributed to your benefit plan actuarial loss for 2011. Please disclose what these actuarial loss adjustments represent in the context of your pension and other benefits accounting policy of immediate recognition of actuarial gains and losses as well as

provide quantitative context for the actual and expected asset returns. In this regard, clarify your disclosure by stating (2011 amounts are shown for example below):

- That the non-GAAP measure excludes all actuarial losses (a $6 billion loss in 2011) associated with your pension and benefit plans, which you immediately recognize in the income statement, pursuant to your accounting policy for the recognition of actuarial gains / losses.

- As a result, the non-GAAP measure reflects an expected return on plan assets of $X (based on an average expected return on plan assets of 8.25%), rather than the actual return on plan assets of $X (actual return of Y %), as included in the GAAP measure of income.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director